PRESS RELEASE

Exhibit 99.1

SUPERCOM REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF 2005

-- 100% YOY Revenue Growth With 52% Gross Margins -

New York, NY, and Ra’anana, Israel, May 17, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced unaudited financial results for the first quarter ended March 31, 2005.

Financial Results
Revenues for the first quarter of 2005 increased by 100% to $2,628,000 compared to $1,311,000 in the first quarter of 2004. Net loss for the first quarter of 2005 was ($590,000), or ($0.03) per share (($0.03) per diluted share), a 24% improvement compared to ($780,000), or ($0.06) per share, for the first quarter of 2004.

Recent Highlights

•	A $2.5 million, three-year renewal agreement was signed with a customer in Hong Kong.
•
The Company received the first order for its cutting-edge Homeland Security product, the SmartDSMS (Smart Disaster Site Management System), from the city government of Columbus, Ohio. The SmartDSMS “First Responder” is the industry’s first disaster recovery system to meet the requirements of Homeland Security. Presidential Directives (HSPD) 5 and 8 for management of domestic incidents and national preparedness.

•	Sales of the Company’s commercial solutions (access control, payment solutions, etc.) continued to grow.
•	Successful installations of cashless environment products were conducted with end users and pilot tests with OEM vendors.

Comments of Management

Commenting on the results, Mr. Avi Schechter, CEO of SuperCom, said, “In line with our guidance, we are proud to have delivered another quarter of strong year-over-year growth in revenues, together with a significant reduction in our net loss. Our business momentum continues, as demonstrated by our success in closing important long-term orders and our other achievements during the last two quarters.

“The $2.5 million renewal agreement we signed in the quarter with a customer in Hong Kong, and the recent order of our exciting ‘First Responder’ Homeland Security system are recent examples of positive Company developments. As the focus on Homeland Security increases, we hope to see increased demand for our state-of-the-art solutions, some of which are currently under evaluation by a number of customers throughout the U.S. In addition, we see the emerging ‘cashless environment’ as a new trend with the power to drive our long-term sales.”

Mr. Schechter concluded, “Overall, we are optimistic regarding our growth prospects.”

PRESS RELEASE

Guidance:

With expected recurring revenues of $7-8 million associated with existing contracts, the Company expects total 2005 revenues at least as high as those recorded in 2004, with similar operating margins.

About SuperCom:

SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor:
Statements in this release that are "forward-looking statements" are based on the Company's current expectations and assumptions. Forward-looking statements in this release include statements about business and economic trends, and estimated revenues and operating margins. These statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results could differ materially because of risks and uncertainties such as: market acceptance of new products and ability to execute production on orders, changes in government and customer priorities and requirements, the award or termination of contracts, the competitive environment for government and information technology products and services; and economic, business and political conditions in Israel and internationally.

These are only some of the factors that may affect the forward-looking statements contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, pleases refer to the Company's SEC filings.

All information in this release is as of May 17, 2005. The Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	March 31,
	2004	2005
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,894	$2,436
Short-term deposit	1,482	1,351
Trade receivables	1,463	1,404
Other accounts receivable and prepaid expenses	1,250	1,210
Inventories	2,165	2,325

Total current assets	9,254	8,726

LONG-TERM INVESTMENTS:
Long term trade receivables	247	216
Investment in an affiliate	275	275
Severance pay fund	428	459

Total long-term investments	950	950

PROPERTY AND EQUIPMENT, NET	3,641	3,730

OTHER ASSETS	93	86

	$13,938	$13,492

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	March 31,
	2004	2005
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$1,022	$1,062
Trade payables	1,135	1,141
Employees and payroll accruals	357	519
Accrued expenses and other liabilities	1,745	884

Total current liabilities	4,259	3,606

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	—	319
Accrued severance pay	564	593

Total long-term liabilities	564	912

Shareholders' equity	9,115	8,974

	$13,938	$13,492

PRESS RELEASE

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended
	March 31,
	2004	2005
	Unaudited

Revenues	$1,311	$2,628
Cost of revenues	826	1,251

Gross profit	485	1,377

Operating expenses:
Research and development	194	348
Selling and marketing	557	960
General and administrative	503	642

Total operating expenses	1,254	1,950

Operating loss	(769)	(573)
Financial expenses, net	(7)	(17)
Other expenses, net	(4)	-

Net loss	$(780)	$(590)

Basic and diluted net loss per share	$(0.06)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,931,268	18,172,228

PRESS RELEASE

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2004	2005
	Unaudited
Cash flows from operating activities:
Net loss	$(780)	$(590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	86	87
Accrued severance pay, net	9	(2)
Amortization of deferred stock compensation	4	33
Decrease in trade receivables	195	90
Decrease in other accounts receivable and prepaid expenses	115	40
Decrease (increase) in inventories	280	(160)
Increase (decrease) in trade payables	(239)	6
Increase in employees and payroll accruals	71	162
Decrease in accrued expenses and other liabilities	(369)	(738)
Accumulated interest of long-term loan	(2)	—

Net cash used in operating activities	(630)	(1,072)
Cash flows from investing activities:
Purchase of property and equipment	(157)	(169)
Proceeds in short-term deposit	301	131
Proceeds from sale of marketable debt securities	108	—

Net cash provided by (used in) investing activities	252	(38)

Cash flows from financing activities:
Short-term bank credit, net	(343)	8
Principal payment of long-term loan	(118)	(149)
Proceed from Long-term loan	—	500
Proceed from exercise of warrant and options, net	—	293
Issuance expenses	(1)	—

Net cash provided by (used in) financing activities	(462)	652

Decrease in cash and cash equivalents	(840)	(458)
Cash and cash equivalents at the beginning of the period	1,912	2,894

Cash and cash equivalents at the end of the period	$1,072	$2,436

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$29	$23

Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$70	$—

Conversion of loan into shares	$25	$—